Exhibit 99.1

Jaguar Mining Reports Third Quarter 2011 Financial Results

JAG - TSX/NYSE

Third Quarter 2011 Highlights

•	Record total of 41,390 ounces of gold sold
•	Record total revenue of $70.0 million
•	Total gold production of 40,661 ounces
•	Record cash operating margin of $806 per ounce
•	Operating profit of $6.7 million
•	Cash provided by operating activities totaled $30.0 million or $0.36 per fully diluted share, an increase of 164% from Q3 2010 and 38% from Q2 2011

CONCORD, NH, Nov. 9, 2011 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (TSX: JAG) (NYSE: JAG) today reported adjusted net income of $7.4 million or $0.09 per fully diluted share for the quarter ended September 30, 2011.  The adjusted result excludes non-operating expenses including $27.3 million from an unrealized loss on the conversion option embedded in convertible debt (see note 1), an $18.6 million loss resulting from a significant decline in the value of the Brazilian real vs. the U.S. dollar during the period (see note 2), a $1.2 million loss on foreign exchange derivatives (see note 3), $5.6 million of deferred income taxes, $3.3 million non-cash interest expense and $2.8 stock based compensation.  Including these items, Jaguar's third quarter result was a net loss of $51.3 million or $0.61 per fully diluted share.

Commenting on the quarter's results and operations, Daniel R. Titcomb, Jaguar's President and CEO stated, "We had a number of notable accomplishments in the quarter.  We set a new quarterly record of 41,390 ounces of gold sold.  Combined with strong gold prices, averaging $1,692 per ounce, we also achieved a record $70.0 million in total revenue.  Our combined mine output for the third quarter 2011 totaled approximately 463,000 tonnes, yielding 40,661 recovered gold ounces.  Our average cash operating margin per ounce increased by more than 77 percent compared to the third quarter of last year, setting a new quarterly record. This produced record quarterly cash flow of $30 million or $0.36 per share.  These positives should not be overshadowed by the non-cash, non-operating expenses which negatively impacted net income in the quarter."

Cash operating costs were $886 per ounce of gold in the third quarter 2011 compared to $799 per ounce in the second quarter 2011.  The vast majority of the cash cost increase is attributable to higher labor expense.  Approximately half of the increase in labor expense for the quarter was the result of one-time payments for incentive/retention bonuses and unique, salary premiums as agreed in the June labor negotiations.  Lower feed grades at the Paciência mining complex were also a factor in the higher average cash operating costs.  The average cash operating margin for the third quarter 2011 was $806 per gold ounce sold compared to $708 per gold ounce sold in the second quarter of 2011.

Cash provided by operating activities during the quarter totaled $30.0 million or $0.36 per basic and diluted share.

At September 30, 2011, Jaguar had cash and cash equivalents totaling $101.7 million.  This compares to $39.2 million at December 31, 2010 and $125.4 million at June 30, 2011.  The decline from the end of the second quarter is largely attributable to $33.9 million capital investment in mining equipment and exploration, $14.8 million effect of foreign exchange on non-US dollar denominated cash and cash equivalents, offset by $30.0 million cash provided by operations.

For the first nine months of 2011, Jaguar sold 121,368 ounces of gold and reported total revenue of $185.7 million and a net loss of $32.0 million or $0.38 per fully diluted share.  Excluding the non-operating expenses related to derivatives, the conversion option embedded in the Company's convertible debt, gains or losses from changes in foreign exchange rates, stock based compensation, interest expense and deferred taxes adjusted net income was $16.0 million or $0.19 per fully diluted share for the first nine months of 2011.  Cash provided by operating activities in the first nine months of the year totaled $71.0 million, or $0.84 per share.  The results compare to 106,395 ounces of gold sold, total revenue of $126.2 million, net income of $31.8 million, adjusted net loss of $8.1 million and cash provided by operating activities of $24.7 million in the first nine months of 2010.  The increases in ounces of gold sold and total revenue in the first nine months of 2011are largely attributable to the addition of the Caeté operation which was commissioned in the third quarter of 2010.  Total revenue was also driven higher by increased average price realization per ounce.

The following is a summary of key operating results and measures for the three month and nine month periods ended September 30, 2011 and comparable measures for the relevant prior year periods.

Summary of Key Operating Measures

	Quarter Ended		Nine Months Ended
	September 30		September 30
	2011	2010	2011	2010
(unaudited)
($ in 000s, except per share amounts)
Gold sales	$ 70,041	$ 48,712	$ 185,739	$ 126,234
Ounces sold	41,390	38,861	121,368	106,395
Average sales price ($ per ounce)	1,692	1,254	1,530	1,186
Gross profit	17,716	256	41,536	9,792
Net income (loss)	(51,272)	19,230	(31,962)	31,810
Basic income (loss) per share	(0.61)	0.23	(0.38)	0.38
Diluted income (loss) per share	(0.61)	0.23	(0.38)	0.37
Weighted avg. # of shares outstanding - basic	84,388,909	84,224,952	84,378,791	84,117,099
Weighted avg. # of shares outstanding - diluted	84,388,909	84,652,178	84,378,791	85,307,435

South Operations Development and Exploration

During the third quarter, Jaguar's operations completed the development of more than 6.5 kilometers, added 17 new working faces, and completed over 23.3 kilometers of drilling in their existing mines.  This development and drilling will provide opportunities to increase total production as well as improve operational flexibility, resulting in the ability to more effectively manage the consistency of feed grades at processing plants in future periods.

In addition, Jaguar is continuing brownfield exploration efforts at and around existing mining complexes. Subsequent to the end of the third quarter, the Company completed and filed a NI 43-101 compliant statement of resource technical report for its Faina and Pontal targets.  Faina and Pontal are refractory ore deposits located near the Turmalina Mine.  This technical report added 276,850 ounces of measured and indicated mineral resources and 127,820 ounces of inferred mineral resources to Jaguar's total mineral resources.

Conference Call Details

Members of the Jaguar senior management team will hold a conference call to discuss the third quarter results and operations on Thursday, November 10, 2011 at 10:00 a.m. ET.  The call can be accessed via telephone or webcast.

Conference Call Details:

From North America:	888-702-7351
International:	213-416-2192
Replay:
From North America:	800-675-9924
International:	213-416-2185
Replay ID:	111011
Webcast:	www.jaguarmining.com

A slide presentation to accompany the conference call discussion will be available prior to the call on the Company's homepage at www.jaguarmining.com.

About Jaguar

Jaguar is a gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais.  Jaguar is also engaged in developing the Gurupi Project in the state of Maranhão.  Based on its development plans, Jaguar is one of the fastest growing gold producers in Brazil. The Company is actively exploring and developing additional mineral resources at its approximate 256,300-hectare land base in Brazil.  Additional information is available on the Company's website at www.jaguarmining.com.

Forward Looking Statements

This press release contains forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, concerning the Company.  Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages  and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

The forward-looking statements represent our view as of the date of discussion.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law.  For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2010 filed on System for Electronic Document Analysis and Retrieval and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2010 filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Note: As required by applicable Canadian rules, effective Q1 2011, Jaguar has prepared its financial statements in accordance with International Financial Reporting Standards ("IFRS"), including the restatement of the comparative period previously reported under Generally Accepted Accounting Principles ("GAAP") in Canada.

Additional details are available in the Company's filings on SEDAR and EDGAR, including Management's Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements for the quarter ended September 30, 2011.

The following tables are included in Jaguar's financial statements as filed on SEDAR and EDGAR.  Readers should refer to those filings for the associated footnotes which are an integral part of the tables.

JAGUAR MINING INC.

Condensed Interim Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

(Unaudited)
	September 30, 2011	December 31, 2010
Assets
Current assets:
Cash and cash equivalents	$ 101,725	$ 39,223
Inventory	31,945	31,495
Prepaid expenses and sundry assets	27,426	24,523
Derivatives	-	168
	161,096	95,409

Prepaid expenses and sundry assets	45,545	48,582
Net smelter royalty	-	1,006
Restricted cash	909	908
Property, plant and equipment	384,401	348,815
Mineral exploration projects	83,259	74,658

	$ 675,210	$ 569,378

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$ 36,335	$ 27,853
Notes payable	20,536	26,130
Income taxes payable	19,077	16,677
Reclamation provisions	2,463	2,167
Deferred compensation liabilities	2,974	2,436
Derivative liabilities	893	-
Other liabilities	1,086	704
	83,364	75,967

Notes payable	226,866	140,664
Option component of convertible notes	67,101	28,776
Deferred income taxes	7,019	215
Reclamation provisions	17,216	17,960
Deferred compensation liabilities	1,780	4,829
Other liabilities	393	497
Total liabilities	403,739	268,908

Shareholders' equity
Share capital	370,043	369,747
Stock options	14,252	13,054
Contributed surplus	3,370	1,901
Deficit	(116,194)	(84,232)
Total equity attributable to equity shareholders of the Company	271,471	300,470

Commitments
	$ 675,210	$ 569,378

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars, except per share amounts)

(Unaudited)
	Three Months Ended September 30, 2011	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010

Gold sales	$ 70,041	$ 48,712	$ 185,739	$ 126,234
Production costs	(40,602)	(37,193)	(110,494)	(88,016)
Stock-based compensation	(189)	-	(212)	(381)
Depletion and amortization	(11,534)	(11,263)	(33,497)	(28,045)
Gross profit	17,716	256	41,536	9,792

Operating expenses:
Exploration	230	1,012	1,281	3,291
Stock-based compensation	3,818	(3,639)	734	(2,464)
Administration	6,044	5,133	16,718	14,249
Management fees	165	333	690	970
Amortization	316	133	986	383
Other	438	1,190	1,509	2,208
Total operating expenses	11,011	4,162	21,918	18,637

Income (loss) before the following	6,705	(3,906)	19,618	(8,845)

Loss on derivatives	1,219	127	805	319
Loss (gain) on conversion option embedded in convertible debt	27,260	(21,978)	19,420	(46,827)
Foreign exchange loss (gain)	18,559	(2,299)	8,944	(725)
Accretion expense	648	433	1,842	999
Interest expense	7,203	4,157	19,960	12,501
Interest income	(2,854)	(645)	(7,186)	(3,155)
Gain on disposition of property	(595)	(673)	(1,593)	(6,125)
Other non-operating expense recoveries	(30)	-	(349)	-
Total other expenses (income)	51,410	(20,878)	41,843	(43,013)

Income (loss) before income taxes	(44,705)	16,972	(22,225)	34,168
Income taxes
Current income taxes (recoveries)	979	(1,273)	2,911	1,250
Deferred income taxes (recoveries)	5,588	(985)	6,826	1,108
Total income taxes	6,567	(2,258)	9,737	2,358

Net income (loss) and comprehensive income (loss) for the period	$ (51,272)	$ 19,230	$ (31,962)	$ 31,810

Basic earnings (loss) per share	$ (0.61)	$ 0.23	$ (0.38)	$ 0.38
Diluted earnings (loss) per share	$ (0.61)	$ 0.23	$ (0.38)	$ 0.37

Weighted average number of common shares outstanding - basic	84,388,909	84,224,952	84,378,791	84,117,099
Weighted average common shares outstanding - diluted	84,388,909	84,652,178	84,378,791	85,307,435

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

(Unaudited)
	Three Months Ended September 30, 2011	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010

Cash provided by (used in):
Operating activities:
Net income (loss) and comprehensive income (loss) for the period	$ (51,272)	$ 19,230	$ (31,962)	$ 31,810
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Unrealized foreign exchange loss (gain)	23,151	(2,324)	16,402	381
Stock-based compensation expense (recovered)	4,007	(3,639)	946	(2,083)
Interest expense	7,203	4,157	19,960	12,501
Accretion of interest income	-	(94)	(188)	(94)
Accretion expense	648	433	1,842	999
Income taxes (recovered)	(36)	-	(140)	-
Deferred income taxes	5,588	(985)	6,826	1,108
Depletion and amortization	11,850	11,396	34,483	28,428
Unrealized loss on derivatives	1,090	932	1,061	2,104
Unrealized loss (gain) on option component of convertible note	27,260	(21,978)	19,420	(46,827)
Gain on disposition of property	-	-	-	(4,625)
Reclamation expenditure (recovery)	(73)	(539)	(99)	(1,613)
	29,416	6,589	68,551	22,089
Change in non-cash operating working capital:
Inventory	388	5,190	1,321	4,056
Prepaid expenses and sundry assets	(82)	(2,906)	(7,559)	(8,389)
Accounts payable and accrued liabilities	1,297	2,959	6,678	6,423
Income taxes payable	(785)	(397)	2,540	606
Deferred compensation liability	(255)	(42)	(501)	(42)
	29,979	11,393	71,030	24,743
Financing activities:
Issuance of common shares	164	127	164	2,078
Increase in restricted cash	-	(1,500)	-	(2,301)
Repayment of debt	(7,115)	(121)	(15,049)	(3,655)
Increase in debt	6,000	9,036	105,313	20,152
Interest paid	(4,387)	(48)	(9,002)	(5,137)
Other liabilities	333	(210)	278	16
	(5,005)	7,284	81,704	11,153
Investing activities:
Short-term investments	-	5,862	-	-
Mineral exploration projects	(5,062)	(14,155)	(9,674)	(20,274)
Purchase of property, plant and equipment	(28,820)	(21,193)	(70,420)	(88,461)
Proceeds from disposition of property	-	1,250	-	1,250
	(33,882)	(28,236)	(80,094)	(107,485)

Effect of foreign exchange on non-U.S. dollar denominated
cash and cash equivalents	(14,767)	112	(10,138)	(490)
Increase (decrease) in cash and cash equivalents	(23,675)	(9,447)	62,502	(72,079)
Cash and cash equivalents, beginning of period	125,400	58,624	39,223	121,256
Cash and cash equivalents, end of period	$ 101,725	$ 49,177	$ 101,725	$ 49,177

Non-IFRS Performance Measures

The Company has included the non-IFRS performance measures discussed below in this press release.  These non-IFRS performance measures do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures provide investors with additional information that will better enable them to evaluate the Company's performance.  Accordingly, these Non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with IFRS.

The Company has included cash operating cost per ounce produced and cash operating margin per ounce because it believes these figures are a useful indicator of an operation's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other gold mining operations.  Additionally, the Company has provided adjusted net income, which reflects the elimination of special non-operating and certain non-recurring charges that do not reflect on-going costs in Jaguar's operations or administrative costs; and cash flow from operations, which does not reflect the change in non-cash operating working capital.  The definitions for these performance measures and reconciliation of the non-IFRS measures to reported IFRS measures are set out in the following tables:

Adjusted Net Income (Loss)
($000s)

	Quarter Ended September 30 2011	Quarter Ended September 30 2010	Nine Months Ended September 30 2011	Nine Months Ended September 30 2010
Net income (loss) as reported	$ (51,272)	$ 19,230	$ (31,962)	$ 31,810
Adjustments:
Loss (gain) on conversion option embedded in convertible debt	27,260	(21,978)	19,420	(46,827)
Foreign exchange loss (gain)	18,559	(2,299)	8,944	(725)
Deferred income tax (recoveries)	5,588	(985)	6,826	1,108
Non-cash interest expense	3,250	2,091	9,153	6,169
Stock-based compensation stock options granted	2,798	-	2,798	-
Loss on derivatives	1,219	127	805	319
Adjusted net income (loss)	7,402	(3,814)	15,984	(8,146)
Adjusted basic and diluted net loss per share	$ 0.09	$ (0.05)	$ 0.19	$ (0.10)

Cash Provided by Operating Activities
($000s)
	Quarter Ended September 30 2011	Quarter Ended September 30 2010	Nine Months Ended September 30 2011	Nine Months Ended September 30 2010
Cash provided by operating activities as reported
Net income (loss)	$ (51,272)	$ 19,230	$ (31,962)	$ 31,810
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Unrealized foreign exchange (gain) loss	23,151	(2,324)	16,402	381
Stock-based compensation (recovered)	4,007	(3,639)	946	(2,083)
Interest expense	7,203	4,157	19,960	12,501
Accretion of interest income	-	(94)	(188)	(94)
Accretion expense	648	433	1,842	999
Income taxes (recovered)	(36)	-	(140)	-
Deferred income taxes	5,588	(985)	6,826	1,108
Depletion and amortization	11,850	11,396	34,483	28,428
Unrealized loss on derivatives	1,090	932	1,061	2,104
Unrealized (gain) loss on option component of convertible note	27,260	(21,978)	19,420	(46,827)
Gain on disposition of property	-	-	-	(4,625)
Reclamation expenditure (recovery)	(73)	(539)	(99)	(1,613)
	$ 29,416	$ 6,589	$ 68,551	$ 22,089
Change in non cash operating working capital	563	$ 4,804	2,479	$ 2,654
Cash provided by operating activities	$ 29,979	$ 11,393	$ 71,030	$ 24,743
Cash provided by operating activities per share	$ 0.36	$ 0.14	$ 0.84	$ 0.29

Cash Operating Margin per Ounce of Gold	Quarter Ended		Nine Months Ended
	September 30		September 30
	2011	2010	2011	2010

Average sales price per ounce gold	$ 1,692	$ 1,254	$ 1,530	$ 1,186
less
Cash operating cost per oounce gold produced	886	798	804	722
equals
Cash operating margin per oounce gold	$ 806	$ 456	$ 726	$ 464

Note 1 - Fair Valuation of Derivative Financial Instruments - Option Component of Convertible Notes

IFRS requires that derivative financial instruments be valued on a periodic basis.  The option components of the Company's convertible notes are considered derivative financial instruments and are fair valued using the Crank - Nicolson valuation model using inputs, such as volatility and credit spread.

The carrying amount of the option components of the convertible notes was $67.1 million at September 30, 2011 (June 30, 2011 - $39.8 million; December 31, 2010 - $28.8 million).  The change in fair value of $27.3 million for the three months ended September 30, 2011 is shown as a loss on conversion option embedded in convertible debt in the Statements of Operations and Comprehensive Income (Loss) (three months ended September 30, 2010 - $22.0 million gain.)  The change in fair value of $19.4 million for the nine months ended September 30, 2011 is shown as a loss on conversion option embedded in convertible debt in the Statements of Operations and Comprehensive Income (Loss) (nine months ended September 30, 2010 - $46.8 million gain.)

Note 2 - Gains or Losses from Changes in Foreign Exchange Rates

The Company maintains a cash balance for general operating and investment purposes.  Because the Company's operations and investments are located mostly in Brazil, much of the Company's cash and cash equivalents are held in Brazil and are denominated in Brazilian currency (Brazilian real).  Because the Company's financial reporting is in U.S. dollars, changes in the exchange rate of the Brazilian real vs. the U.S. dollar result in unrealized gains or losses driven by the U.S. dollar valuation of the real denominated assets.

The exchange rate at September 30, 2011 was 1.85 Brazilian real per 1.0 U.S. dollar.

The exchange rate at June 30, 2011 was 1.56 Brazilian real per 1.0 U.S. dollar.

The exchange rate at December 31, 2010 was 1.67 Brazilian real per 1.0 U.S. dollar.

These changes in currency exchange rates resulted in losses of $18.6 million during the third quarter of 2011 and 8.9 million for the first nine months of 2011.

Note 3 - Forward foreign exchange contracts

As at September 30, 2011, the Company has forward foreign exchange contracts to purchase Brazilian real as follows:

Settlement Date	Amount in thousands of US$	Settlement amount in thousands of R$
28-Oct-11	$ 1,000	R$	1,652
31-Oct-11	1,000		1,835
30-Nov-11	1,000		1,663
30-Nov-11	1,000		1,846
23-Dec-11	1,000		1,623
23-Dec-11	1,000		1,638
23-Dec-11	1,000		1,644
23-Dec-11	1,000		1,672
	$ 8,000.00	R$	13,573

As at September 30, 2011, derivative liabilities include $893,000 of unrealized foreign exchange losses relating to the forward foreign exchange contracts (June 30, 2011 - gains of $197,000; December 31, 2010 - gains of $168,000). Included in the Statements of Operations and Comprehensive Income (Loss) are the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2011	2010	2011	2010
Unrealized (gain) loss	$ 1,090	$ (570)	$ 1,061	$ 602
Realized (gain) loss	129	(805)	(450)	(1,785)
	$ 1,219	$(1,375)	$ 612	$(1,183)

%CIK: 0001333849

For further information:
Company Contacts

Investors and Analysts may contact:

Roger Hendriksen
Vice President, Investor Relations
603-224-4800
rhendriksen@jaguarmining.com

Members of the media may contact:

Valéria Rezende DioDato
Director of Communication
603-224-4800
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 22:25e 09-NOV-11